LORD ABBETT FAMILY OF FUNDS
90 Hudson Street
Jersey City, NJ 07302

July 1, 2024

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Form N-CSR and Form N-CEN Review for the Lord Abbett Family of Funds

Dear Ms. Rotter:

This letter responds to comments you provided to Michael Hebert, Brandon Webster and Victoria Zozulya of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to various registrants1 within the Lord Abbett Family of Funds (collectively, the “Registrants”), during a conference call on June 4, 2024 with respect to your review of the filings of Forms N-CSR and Forms N-CEN (each, a “Report” and collectively, the “Reports”) for the Registrants. Your comments and the Registrants’ responses thereto are set forth below. Staff of the U.S. Securities and Exchange Commission are referred to herein as the “Staff.” Other capitalized terms used but not defined herein have the meanings given to them in the relevant filings.

Form N-CSR:

1. All funds, as applicable. The Staff notes that in the Reports for certain funds, such as those for Lord Abbett International Equity Fund and Lord Abbett International Value Fund,2 the gross expenses in the Financial Highlights differ from the gross expenses reflected in the corresponding fund’s prospectus without an explanatory note in the footnotes that explains the difference. Please explain the reason for this discrepancy.

Response: The gross expenses shown in the Financial Highlights represent expenses actually incurred during the fiscal year, which reflected a blended management fee rate due to a reduction in the management fee effective on December 9, 2022 for Lord Abbett International Equity Fund and Lord Abbett International Value Fund. As required by Form N-1A, the total expenses reflected in the funds’ current prospectus are calculated using the current management fee rates.

[1]	Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc., File No. 811-02924; Lord Abbett Trust I, File No. 811-10371; Lord Abbett Developing Growth Fund, Inc., File No. 811-02871; Lord Abbett Municipal Income Fund, Inc., File No. 811-03942; Lord Abbett Affiliated Fund, Inc., File No. 811-00005; Lord Abbett Securities Trust, File No. 811-07538; Lord Abbett Research Fund, Inc., File No. 811-06650; Lord Abbett Investment Trust, File No. 811-07988; Lord Abbett Mid Cap Stock Fund, Inc., File No. 811-03691; Lord Abbett Bond Debenture Fund, Inc., File No. 811-02145; Lord Abbett Global Fund, Inc., File No. 811-05476; and Lord Abbett Series Fund, Inc., File No. 811-05876.
[2]	Each a series of Lord Abbett Securities Trust, File No. 811-07538.

Ms. Mindy Rotter
July 1, 2024

2. All funds, as applicable. The Staff noted that in the Reports for certain funds, such as Lord Abbett Multi-Asset Balanced Opportunity Fund and Lord Abbett Multi-Asset Income Fund,3 the funds’ current prospectus discloses only total (gross) expenses in the fee table, while the Financial Highlights disclose both total expenses and expenses net of waiver. Please explain in correspondence why the current prospectus does not disclose the waived portions of expenses and when the Registrants deem it appropriate to reflect such waived expenses.

Response: Lord Abbett has voluntarily waived certain fund administration expenses for Lord Abbett Multi-Asset Balanced Opportunity Fund and Lord Abbett Multi-Asset Income Fund. These waived expenses are not reflected in the prospectus fee table because they are waived pursuant to a voluntary waiver by Lord Abbett, as further described in Note 3 to the funds’ financial statements (Management Fee and other Transactions with Affiliates—Management Fee). Waived expenses will be reflected in the prospectus fee table only if they are waived pursuant to a contractual agreement that is effective for the full current fiscal year.

3. Lord Abbett Focused Large Cap Value Fund.4 According to the Statement of Changes, the Lord Abbett Focused Large Cap Value Fund had a return of capital distribution. Please confirm that there is no reference to yield or dividends when describing distributions that may reference a return of capital distributions in the marketing material and/or website disclosures for the fund as those terms may be misinterpreted as income.

Response: We confirm that there are no references to yield or dividends when describing distributions that include a return of capital in the marketing material and website disclosures for the fund.

4. Lord Abbett Focused Large Cap Value Fund.4 The Staff notes that for distributions reflecting a return of capital, Item B.23 of Form N-CEN was not checked. Please explain why these distributions were not required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940.

Response: We confirm that a written statement pursuant to Section 19(a) was prepared, but B.23 of Form N-CEN was inadvertently checked as “No.”

5. Lord Abbett Focused Growth Fund, Lord Abbett Focused Large Cap Value Fund, Lord Abbett Focused Small Cap Value Fund, Lord Abbett Global Equity Fund, Lord Abbett Health Care Fund, Lord Abbett International Value Fund.5 Accrued expenses on the Statement of Assets and Liabilities appear to be significant. Please confirm that any material category with another liability have been stated separately in accordance with Item 6-04 of Regulation S-X.

[3]	Each a series of Lord Abbett Investment Trust, File No. 811-07988.
[4]	A series of Lord Abbett Securities Trust, File No. 811-07538.
[5]	Each a series of Lord Abbett Securities Trust, File No. 811-07538.

Ms. Mindy Rotter
July 1, 2024

Response: We confirm that for the above listed funds, any material category with another liability have been stated separately in accordance with Item 6-04 of Regulation S-X.

6. Lord Abbett Emerging Markets Equity Fund.6 The Lord Abbett Emerging Markets Equity Fund reported a high portfolio turnover in its Financial Highlights for the fiscal year end. Please explain in correspondence if active and frequent trading is part of the fund’s principal investment strategies, and if yes, why the applicable risk related to portfolio turnover is not included as a principal risk in the summary prospectus.

Response: Active and frequent trading is not a part of the Lord Abbett Emerging Markets Equity Fund’s principal investment strategies. The high portfolio turnover rate noted in the fund’s Financial Highlights for the fiscal year ended July 31, 2023 was the result of certain market conditions and not reflective of a material change in the Fund’s principal investment strategies. Any change to the Fund’s principal risks will be made as applicable in future filings.

7. All funds, as applicable. The Staff noted that for funds such as Lord Abbett Convertible Fund and Lord Abbett Core Fixed Income Fund7 that had exposure to derivatives during the fiscal year end, the management’s discussion of fund performance (“MDFP”) does not discuss the effect of such derivative exposure. If performance was materially affected by the derivatives exposure, there should be a discussion of the impact of the derivatives in the MDFP.

Response: Going forward, the Registrants will include a discussion of a fund’s derivatives exposure on fund performance in the MDFP if such fund’s use of derivatives has a material impact on the fund’s performance.

8. All funds that are non-diversified.8 Please confirm in correspondence that each non-diversified fund continues to maintain its non-diversified status. The Staff notes that if any of the funds have been operating as a diversified fund for more than 3 years, that fund will require shareholder approval prior to changing its status to a non-diversified fund.

Response: We confirm that each non-diversified fund continues to maintain its non-diversified status.

9. All funds, as applicable. Please explain why the funds have not stated they follow accounting and reporting requirements for ASC 946-10-50-1.

[6]	A series of Lord Abbett Trust I, File No. 811-10371.
[7]	Each a series of Lord Abbett Investment Trust, File No. 811-07988.
[8]	The non-diversified funds of the Registrant are: Lord Abbett New Jersey Tax-Free Fund and Lord Abbett New York Tax-Free Fund, each a series of Lord Abbett Municipal Income Fund Inc., File No. 811-03942; Lord Abbett Focused Growth Fund and Lord Abbett Focused Large Cap Value Fund, each a series of Lord Abbett Securities Trust, File No. 811-07538; and Lord Abbett Emerging Markets Equity Fund; a series of Lord Abbett Trust I, File No. 811-10371.

Ms. Mindy Rotter
July 1, 2024

Response: We respectfully acknowledge the Staff’s comment. Our disclosure currently states:

“These Funds are considered investment companies under U.S. GAAP and follow the accounting and reporting guidance applicable to investment companies.”

Going forward, we will modify the statement to explicitly reference ASC 946-10-50-1 as follows:

“These Funds are investment companies under U.S. GAAP and apply the accounting and reporting guidance of the Financial Accounting Standard Board (“FASB”) Accounting Standard Codification Topic 946 Financial Services–Investment Companies.”

10. All funds. The title of the individual signing the certification contained in Form N-CSR does not specifically include the title of Principal Executive Officer or Principal Financial Officer. Please confirm in correspondence that the individual who signed the certification provided with the filings are the Principal Executive Officer and the Principal Financial Officer, and going forward, please confirm that such titles will be included in the signed certification.

Response: We confirm that Douglas B. Sieg and Michael J. Hebert are, respectively, the President and Principal Executive Officer, and the Chief Financial Officer and Treasurer, of each Registrant. The requested change will be made in future Form N-CSR filings.

Form N-CEN:

11. Lord Abbett Mid Cap Stock Fund,9 Lord Abbett Dividend Growth Fund,10 Lord Abbett Fundamental Equity Fund,11 Lord Abbett Focused Small Cap Value Fund.12 Forms N-CEN filed for the funds listed in the preceding sentence disclosed that the funds lent securities during the reporting period. However, a response to Item C.6.f was not provided. Please explain in correspondence why a response was not provided, provide the amount in correspondence, and confirm going forward that the required answer will be completed.

Response: The referenced funds did not lend any securities during the reporting period. However, these funds had residual income from securities lending that occurred in the immediately preceding period. As a result of the residual income, question C.6.b of Form N-CEN was answered “Yes” while question C.6.f shows a value of zero.

12. Lord Abbett Bond Debenture Fund.13 The most recent Form N-CEN filed for Lord Abbett Bond Debenture Fund noted that the fund engaged in interfund lending during the reporting period. The response to Item C.20.c.ii notes that the number of days the

[9]	File No. 811-03691.
[10]	A series of Lord Abbett Research Fund, Inc., File No. 811-06650.
[11]	A series of Lord Abbett Securities Trust, File No. 811-07538.
[12]	A series of Lord Abbett Securities Trust, File No. 811-07538.
[13]	File No. 811-02145.

Ms. Mindy Rotter
July 1, 2024

interfund loan was outstanding was 16 days. Please explain in correspondence how the number of days this loan was outstanding complied with the terms of the fund’s interfund lending program.

Response: The duration of an interfund loan will be limited to the time required to receive payment for securities sold, but in no event more than seven days. The response to question C.20.c.ii of Form N-CEN for the fund includes multiple separate borrowings throughout the fiscal year. We confirm that all borrowing amounts were repaid within the required seven-day period.

13. Lord Abbett High Yield Fund.14 The most recent Form N-CEN filed for Lord Abbett High Yield Fund noted that the fund engaged in interfund lending during the reporting period. The response to Item C.20.c.ii notes the number of days an interfund loan was outstanding was 9 days. Please explain in correspondence how the number of days this loan was outstanding complied with the fund’s interfund lending program.

Response: The response to question C.20.c.ii of Form N-CEN for the fund includes multiple separate borrowings throughout the fiscal year. We confirm that all borrowing amounts were repaid within the required seven-day period.

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If you have any questions, please call the undersigned at (201) 827-4906.

Sincerely,

/s/ Christine Y. Sun
Christine Y. Sun
Vice President and Assistant Secretary
Lord, Abbett & Co. LLC

[14]	A series of Lord Abbett Investment Trust, File No. 811-07988.